UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2010
Commission File Number 0-99
PETRÓLEOS MEXICANOS
(Exact name of registrant as specified in its charter)
MEXICAN PETROLEUM
(Translation of registrant’s name into English)
United Mexican States
(Jurisdiction of incorporation or organization)
Avenida Marina Nacional No. 329
Colonia Huasteca
Mexico, D.F. 11311
Mexico
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑

Corporate Finance Office May 4, 2010
Financial Results of Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies as of March 31, 20101
•	During the first quarter of 2010, PEMEX recorded a net income of Ps. 1.4 billion.
•	During the first quarter of 2010, PEMEX recorded a net operating income of Ps. 137.6 billion, primarily explained by an increase in total sales of 36.0% or Ps. 81.5 billion.
•	On January 16, 2010, crude oil production of project Ku-Maloob-Zaap reached a new maximum historical value of 882 million barrels.
•	On February 1, 2010, natural gas production of project Burgos reached a new maximum historical value of 1,624 million cubic feet.
Table 1
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Financial results Summary* **

	First quarter (Jan.-Mar.)
	2009	2010	Change		2010
	(Ps. MM)				(US$MM)
Total sales	226,392	307,875	36.0%	81,483	24,066
Domestic sales	132,983	165,786	24.7%	32,803	12,959
Exports	92,019	140,661	52.9%	48,642	10,995
Revenue from services	1,390	1,428	2.8%	38	112

Operating income (loss)	93,223	137,559	47.6%	44,336	10,753

Taxes and duties	96,897	172,039	77.5%	75,142	13,448

Net income (loss)	(26,998)	1,443		28,441	113

EBITDA(1)	137,551	211,008	53.4%	73,457	16,494

EBITDA / Financial cost(2)	5.7	9.5

*	Unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards, FRS) -formerly Mexican GAAP-issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Based on the adoption of FRS B-10 “Inflation effects”, 2009 and 2010 amounts are expressed in nominal terms.

**	Convenience translations into U.S. dollars of amounts in pesos have been made at the average exchange rate of Ps. 12.7928 = US$1.00 for the first quarter of 2010. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.

(1)	Earnings before interest, taxes, depreciation and amortization is a non-FRS measure, therefore we provide a reconciliation with net income in the EBITDA section. This measure includes the cost of reserve for labor obligations.

(2)	Excludes capitalized interest.

Note:	Numbers may not total due to rounding figures.

[1]	If no further specification is included, for purposes of analysis, changes are made against the same period of the last year. The financial statements included in this report are non-audited.
PEMEX Unaudited Financial Results Report as of March 31, 2010

PEMEX	Corporate Finance Office — Investor Relations
Financial Results as of March 31, 2010
Net income

1Q10	In the first quarter of 2010, PEMEX recorded a net income of Ps. 1.4 billion (US$ 0.1 billion), which represents a Ps. 28.4 billion increase primarily explained by:

• Increased sales of crude oil exports due to an increase in the weighted average export price of the Mexican crude oil basket, from US$39.4 to US$71.5 per barrel;

•    a foreign exchange gain explained due to a 5.6% appreciation of the Mexican peso against the U.S. dollar during the first quarter of 2010, as compared to a 4.5% depreciation during the first quarter of 2009; and

• increased domestic sales primarily due to higher unit prices for the main petroleum products; and to a lesser extent, larger sales volume; and

• an increase in other income and expenses explained, which is explained by a larger IEPS[2] credit.

[2]	Under PEMEX’s current fiscal regime, the Special Tax on Production and Services (IEPS) applicable to gasoline and diesel is regulated under the Federal Income Law. PEMEX is an intermediary between the Secretary of Finance and Public Credit (SHCP) and the final consumer; PEMEX retains the amount of IEPS and transfers it to the Federal Government. The IEPS rate is calculated as the difference between the retail or “final price”, and the “producer price”. The final prices of gasoline and diesel are established by the SHCP. PEMEX’s producer price is calculated in reference to that of an efficient refinery operating in the Gulf of Mexico.
PEMEX Unaudited Financial Results Report as of March 31, 2010

PEMEX	Corporate Finance Office — Investor Relations
Total Sales

1Q10	Total sales, including revenues from services, increased by 36%, to Ps. 307.9 billion (US$24.1 billion), primarily due to higher prices of crude oil exports and increased domestic sales, which are explained by higher unit prices for the main petroleum products; and to a lesser extent, larger sales volume.
Table 2
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Sales* **

	First quarter (Jan.-Mar.)
	2009	2010	Change		2010
	(Ps. MM)				(US$MM)
Total sales	226,392	307,875	36.0%	81,483	24,066
Domestic sales	132,983	165,786	24.7%	32,803	12,959
Dry natural gas	16,849	19,935	18.3%	3,087	1,558
Petroleum products	111,114	138,404	24.6%	27,290	10,819
Gasoline	53,586	68,966	28.7%	15,381	5,391
Diesel	27,573	32,626	18.3%	5,053	2,550
LPG(1)	13,015	13,654	4.9%	639	1,067
Other	16,941	23,158	36.7%	6,217	1,810
Petrochemical products	5,020	7,447	48.4%	2,427	582

Exports	92,019	140,661	52.9%	48,642	10,995
Crude oil and condensates	77,249	121,690	57.5%	44,441	9,512
Dry natural gas	486	321	-33.9%	(165)	25
Petroleum products	13,994	18,082	29.2%	4,089	1,413
Petrochemical products	290	568	95.5%	277	44
Revenue from services	1,390	1,428	2.8%	38	112

*	Indicative figures from unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards, FRS) -formerly Mexican GAAP-issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Based on the adoption of FRS B-10 “Inflation effects”, 2009 and 2010 amounts are expressed in nominal terms.

**	Convenience translations into U.S. dollars of amounts in pesos have been made at the average exchange rates of Ps. 12.7928 = US$1.00 for first quarter of 2010. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.

(1)	Liquefied Petroleum Gas

Note:	Numbers may not total due to rounding.
PEMEX Unaudited Financial Results Report as of March 31, 2010

PEMEX	Corporate Finance Office — Investor Relations
Domestic sales

1Q10	Domestic sales increased by 24.7% to Ps. 165.8 billion (US$13.0 billion), which is primarily explained by:

• Sales of petroleum products, which increased by 24.6% to Ps. 138.4 billion, primarily due to higher gasoline prices and increased volumes of gasoline, LP gas and diesel sales.

•    Sales of dry natural gas, which increased by 18.3%, to Ps. 19.9 billion, due to a 6.5% increase in volume, from 2,999 to 3,193 million cubic feet per day (MMcfd); the weighted average price decreased from US$5.4 to US$4.2 per million British Thermal Units (MMBtu).

•    Sales of petrochemical products, which increased by 48.4%, to Ps. 7.4 billion, primarily as a result of higher prices for the main petrochemical products, and an increase in sales volume, from 1,048 to 1,116 thousand tons (Mt).

Table 3
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Volume of domestic sales

	First quarter (Jan.-Mar.)
	2009	2010	Change
Dry natural gas (MMcfd)	2,999	3,193	6.5%	194
Petroleum products (Mbd)	1,754	1,767	0.8%	13
Gasoline	777	793	2.1%	16
Diesel	349	357	2.3%	8
LPG	297	312	5.1%	15
Other	331	305	-7.8%	(26)
Petrochemicals products (Mt)	1,048	1,116	6.5%	69

Note:	Numbers may not total due to rounding.
Exports

1Q10	Export sales increased by 52.9% during the first quarter of 2010, to Ps. 140.7 billion (US$11.0 billion), which is primarily explained by:

•    crude oil and condensates export sales, which increased by 57.5%, to Ps. 121.7 billion, primarily due to an 81.6% increase in the weighted average Mexican crude oil basket export price from US$39.4 to US$71.5 per barrel. Total volume decreased by 1.9%, from 1,279 to 1,255 thousand barrels per day (Mbd).

•    petroleum products export sales, which increased by 29.2% to Ps. 18.1 billion, primarily due to prices increases, that were partially offset by a 20.7% decrease in export volume, from 269 to 214 Mbd.

• petrochemical products export sales, which increased by 95.5% to Ps. 0.6 billion, as a result of a 48.6% increase in export volume, from 125 to 186 Mt.

• dry natural gas export sales, which in contrast decreased by 33.9% to Ps. 0.3 billion, primarily due to reduced availability as a result of increased demand in the Mexican electric sector.
PEMEX Unaudited Financial Results Report as of March 31, 2010

PEMEX	Corporate Finance Office — Investor Relations
Table 4
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
International Trade(1)

	First quarter (Jan.-Mar.)
	2009	2010	Change
Exports
Crude oil (Mbd)	1,279	1,255	-1.9%	(24)
Heavy	1,175	1,004	-14.5%	(171)
Light	7	60	784.6%	53
Extra-light	97	191	95.6%	93
Average price (US$/b)	39.4	71.5	81.6%	32.1

Dry natural gas (MMcfd)	64	49	-23.8%	(15)
Petroleum products (Mbd)	269	214	-20.7%	(56)
Petrochemicals (Mt)	125	186	48.6%	61

Imports
Dry natural gas (MMcfd)	395	434	9.7%	38
Petroleum products (Mbd)(2)	452	570	26.3%	119
Petrochemicals (Mt)	138	93	-32.1%	(44)

(1)	Source: P.M.I.® except dry natural gas.

(2)	Includes 70 Mbd and 78 Mbd of LPG for the first quarter of 2009 and 2010, respectively.

Note:	Numbers may not total due to rounding.
Cost of Sales

1Q10	In the first quarter of 2010, cost of sales increased by 30.4%, to Ps. 144.6 billion, primarily as a result of a Ps. 33.1 billion increase in imported products purchases.

The cost of sales as a percentage of total sales amounted to 47.0%, a decrease of 2.0 percentage points, primarily explained by increased crude oil export sales.
General Expenses

1Q10	In the first quarter of 2010, general expenses increased by 15.6% as compared to the first quarter of 2009, to Ps. 25.7 billion, primarily due to a Ps. 3.8 billion increase in the net cost of the period for employee benefits.
Net Cost of the Period for Employee Benefits3

1Q10	The net cost of the period for employee benefits increased by 22.1%, to Ps. 29.4 billion. This increase is primarily explained by an adjustment to reflect the independent actuarial valuation results.

[3]	The cost of the reserve for employee benefits comprises provisions over the year to account for the increase of the reserve for employee benefits, which is recognized in our financial statements in accordance with Mexican FRS D-3 “Employee benefits”. This cost is allocated among cost of sales, distribution expenses and administrative expenses. Changes in the cost of the reserve for employee benefits reflect the recognition of an employee’s additional year of employment and age; wage, pensions and benefits increases; and changes in actuarial valuations.
PEMEX Unaudited Financial Results Report as of March 31, 2010

PEMEX	Corporate Finance Office — Investor Relations
Table 5
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Other operating costs and expenses

	First quarter (Jan.-Mar.)
	2009	2010	Change		2010
	(Ps. MM)				(US$MM)
Cost of sales	110,946	144,630	30.4%	33,684	11,306
General expenses	22,224	25,687	15.6%	3,463	2,008
Distribution expenses	7,285	7,693	5.6%	408	601
Administrative expenses	14,939	17,994	20.4%	3,055	1,407
Net cost of the period for employee benefits	24,093	29,413	22.1%	5,320	2,299

*	Indicative figures from unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards, FRS) -formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Based on the adoption of FRS B-10 “Inflation effects”, of 2009 and 2010 amounts are expressed in nominal terms.

**	Convenience translations into U.S. dollars of amounts in pesos have been made at the average exchange rate of Ps. 12.7928 = US$1.00 for the first quarter of 2010. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.

Note:	Numbers may not total due to rounding figures.
Operating Income

1Q10	In the first quarter of 2010, operating income increased by 47.6%, to Ps. 137.6 billion, primarily as a result of an increase in export sales due to higher crude oil prices.
Other Revenues (Expenses) -Net

1Q10	In the first quarter of 2010, other revenues (expenses)-net totaled Ps. 22.1 billion, primarily due to higher IEPS tax credit in the amount of Ps. 20.1 billion.
Comprehensive Financing Result

1Q10	In the first quarter of 2010, the comprehensive financing result totaled Ps. 14.2 billion, which represented a gain of Ps. 34.5 billion as compared to the same quarter of 2009. The benefit was due to a foreign exchange rate gain of Ps. 34.8 billion as a result of a 5.6% appreciation of the peso against the U.S. dollar during the period, as compared to a 4.5% depreciation of the peso against the U.S. dollar during the first quarter of 2009.
PEMEX Unaudited Financial Results Report as of March 31, 2010

PEMEX	Corporate Finance Office — Investor Relations
Table 6
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Comprehensive financing result* **

	First quarter (Jan.-Mar.)
	2009	2010	Change		2010
	(Ps. MM)				(US$MM)
Comprehensive financing result	(20,271)	14,233		34,503	1,113
Financial income(1)	10,990	8,832	-19.6%	(2,158)	690
Financial cost(1)	(23,947)	(22,132)	-7.6%	1,815	(1,730)
Foreign exchange gain (loss)	(7,313)	27,533		34,846	2,152

*	Unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards, FRS) -formerly Mexican GAAP-issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Based on the adoption of FRS B-10 “Inflation effects”, 2009 and 2010 amounts are expressed in nominal terms.

**	Convenience translations into U.S. dollars of amounts in pesos have been made at the average exchange rate of Ps. 12.7928 = US$1.00 for the first quarter of 2010. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.

(1)	These financial cost and financial income include the effect of financial derivatives.

Note:	Numbers may not total due to rounding figures.
Participation in Results of Subsidiary Entities and Affiliates

1Q10	During the first quarter of 2010, participation in the results of subsidiary entities and affiliates increased from a loss of Ps. 0.2 billion to a loss of Ps. 0.4 billion, primarily due to increased losses recorded by the Deer Park refinery during the first quarter of 2010.
Income before Taxes and Duties

1Q10	In the first quarter of 2010, income before taxes and duties increased by 148.2%, to Ps. 173.5 billion, primarily due to:

• an increase of Ps. 44.3 billion in operating income, as a result of higher prices of crude oil exports; and

• a gain of Ps. 34.5 billion in the comprehensive financing result, due to a favorable exchange rate effect.
Taxes and Duties4

1Q10	In the first quarter of 2010, taxes and duties paid increase by 77.5%, to Ps. 172 billion (US$13.4 billion), primarily due to higher reference prices.

[4]	Since January 1, 2006, PEMEX has been subject to a new fiscal regime. Pemex-Exploration and Production’s (PEP) tax regime is governed by the Federal Duties Law, while the tax regimes of the other Subsidiary Entities continue to be governed by Mexico’s Income Tax Law. The most important duty paid by PEP is the Ordinary Hydrocarbons Duty (OHD), the tax base of which is a quasi operating profit. In addition to the payment of the OHD, PEP is required to pay other duties.
PEMEX Unaudited Financial Results Report as of March 31, 2010

PEMEX	Corporate Finance Office — Investor Relations
Table 7
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Taxes and duties* **

	First quarter (Jan.-Mar.)
	2009	2010	Change		2010
	(Ps. MM)				(US$MM)
Total taxes and duties	96,897	172,039	77.5%	75,142	13,448

Hydrocarbon duties	95,573	169,487	77.3%	73,914	13,249
Ordinary hydrocarbons duty	82,144	144,026	75.3%	61,883	11,258
Special hydrocarbons duty	—	1,440		1,440	113
Duty on crude oil extraction	—	676		676	53
Sole hydrocarbons duty	—	794		794	62
Extraordinary duty on crude oil exports	—	2,318		2,318	181
Additional hydrocarbon duty	—	231		231	18
Hydrocarbons duty for the stabilization fund	12,937	19,005	46.9%	6,068	1,486

Duty for scientific and technological research on energy	487	989	102.9%	501	77

Duty for oil monitoring	5	8	53.1%	3	1
Other taxes and duties(1)	1,324	2,552	92.7%	1,228	199

*	Unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards, FRS) formerly Mexican GAAP-issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Based on the adoption of FRS B-10 “Inflation effects”, 2009 and 2010 amounts are expressed in nominal terms.

**	Convenience translations into U.S. dollars of amounts in pesos have been made at the average exchange rate of Ps. 12.7928 = US$1.00 for the first quarter of 2010. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.

(1)	Includes provisions.

Note:	Numbers may not total due to rounding figures.
Changes in the Fiscal Regimes for Chicontepec and the Deep Waters in the Gulf of Mexico
On October 21, 2009, the Chamber of Deputies approved the following changes to the fiscal regimes for Chicontepec and Deep Waters fields in the Gulf of Mexico, which took effect on January 1, 2010:

Special Duty	The rate of the Special Duty was reduced to 30%; which is applicable to the value of production less authorized deductions.[5] This rate increases to 36% when cumulative production of the applicable region exceeds 240 MM barrels of crude oil equivalent (boe).

The deductible limit (cost cap) applicable to the Special Duty was increased to the lesser of US$32.5 per boe and 60% of the price of one boe[6]. In addition, the cost recovery period for costs that exceed the deductible limit was extended to 15 years for both regions.[7]

Hydrocarbons Extraction Duty	The rate of the Hydrocarbon Extraction Duty was modified from a variable rate between 10% and 20% (depending on the weighted average Mexican crude oil export price) to a fixed rate of 15% of applicable total income.

Additional Hydrocarbons Duty	The Additional Hydrocarbons Duty was created, and will be applied, if and only if, the equivalent price of crude oil exceeds US$60.0 per boe. This duty is calculated by applying a rate of 52% on total production volume multiplied by the difference between the equivalent crude oil price and US$60.0.

[5]	The rate of the Special Duty for Chicontepec was 71.5% and the rate of the Special Duty for deep waters in the Gulf of Mexico was a variable rate between 60% and 71.5%, depending on the average Mexican crude oil export price.

[6]	The former deductible limit for Chicontepec was US$11.0 per boe and US$2.7 per Mcf. The former deductible limit for deep waters in the Gulf of Mexico was US$16.5 per boe and US$4.0 per Mcf.

[7]	The former recovery periods for costs that exceeded the deductible limit was seven years for fields in Chicontepec, and ten years for fields in the deep waters in the Gulf of Mexico.
PEMEX Unaudited Financial Results Report as of March 31, 2010

PEMEX	Corporate Finance Office — Investor Relations
Results by Subsidiary Entities

PEP	In the first quarter of 2010, operating income per boe of Pemex-Exploration and Production (PEP) increased by 81.3%, to US$8.2 per barrel. This increase was primarily due to higher crude oil prices. In addition, the ratio of taxes and duties to operating income decreased by 1.9 percentage points to 93.5%.

As a result, PEP recorded net income of Ps. 21.5 billion, as compared to a net loss of Ps. 14.2 billion during the same quarter of 2009.
Table 8
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Selected indices* **

	First quarter (Jan.-Mar.)
Pemex - Exploration and Production	2009	2010	Change		2010
					(US$/boe)
Sales / Hydrocarbons production (Ps. / boe)	471.4	719.2	52.6%	247.8	56.2
Operating income / Hydrocarbons production (Ps. / boe)	292.4	535.7	83.2%	243.3	41.9
Net income / Hydrocarbons production (Ps. / boe)	(41.4)	63.4		104.8	5.0
Taxes and duties / Operating income	95.3%	93.5%		(1.9)

*	Indicative figures from unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards, FRS) -formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Based on the adoption of FRS B-10 “Inflation effects”, 2009 and 2010 amounts are expressed in nominal terms.

**	Convenience translations into U.S. dollars of amounts in pesos have been made at the average exchange rate of Ps. 12.7928 = US$1.00 for the first quarter of 2010. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.
Note: boe stands for barrels of crude oil equivalent.

PR	The variable refining margin of the National Refining System[8] was negative US$1.01 per barrel, compared to the positive US$3.56 recorded during the first quarter of 2009. The net operating loss of Pemex-Refining (PR) was Ps. 41.5 billion and total net loss totaled Ps. 22.8 billion, compared to Ps. 13.3 billion during the first quarter of 2009. This reduction is mainly explained by (i) the behavior of crude oil and petroleum prices in the international markets; (ii) non-scheduled production breaks of equipment that generate greater value-added products; and (iii) heavier crude oil processing that decreased conversion levels.

[8]	PEMEX’s variable refining margin is an estimate of operating income per barrel of crude oil processed. Operating income is calculated by subtracting from total revenues the cost of raw materials, internal consumption (consisting of fuel oil and natural gas used to operate the refineries) and auxiliary services (electric power, water and catalysts).
PEMEX Unaudited Financial Results Report as of March 31, 2010

PEMEX	Corporate Finance Office — Investor Relations

PGPB	During the first quarter of 2010, Pemex-Gas and Basic Petrochemicals (PGPB) recorded a net operating loss of Ps. 1.5 billion, compared to a net operating income of Ps. 0.3 billion recorded during the first quarter of 2009.

As a result, PGPB recorded a net loss of Ps. 0.3 billion during the first quarter of 2010, as compared to net income of Ps. 1.1 billion during the first quarter of 2009. The main driver of PGPB loss is the decrease of the natural gas price and the difference in international and domestic LP gas prices.

PPQ	The operating loss of Pemex-Petrochemicals (PPQ) decreased by 23.6% to Ps. 3.9 billion. The net loss of PPQ decreased to Ps. 4.3 billion, as compared to a loss of Ps. 5.0 billion. This result was primarily due to the shut-down of lesser profitable production chains.

EBITDA

1Q10	In the first quarter of 2010, earnings before interest, taxes, depreciation and amortization, or EBITDA, increased by 53.4%, to Ps. 211.0 billion (US$16.5 billion).
Table 9
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
EBITDA reconciliation* **

	First quarter (Jan.-Mar.)
	2009	2010	Change		2010
	(Ps. MM)				(US$MM)
Net income (loss)	(26,998)	1,443		28,441	113
+ Taxes and duties	96,897	172,039	77.5%	75,142	13,448
- Comprehensive financing result	(20,271)	14,233		34,503	1,113
+ Depreciation and amortization	23,289	22,346	-4.0%	(943)	1,747
+ Net cost for the period of employee benefits	24,093	29,413	22.1%	5,320	2,299

EBITDA	137,551	211,008	53.4%	73,457	16,494

*	Indicative figures from unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards, FRS) -formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Based on the adoption of FRS B-10 “Inflation effects”, 2009 and 2010 amounts are expressed in nominal terms.

**	Convenience translations into U.S. dollars of amounts in pesos have been made at the average exchange rate of Ps. 12.7928 = US$1.00 for first quarter of 2010. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.

Note:	Numbers may not total due to rounding figures.
PEMEX Unaudited Financial Results Report as of March 31, 2010

PEMEX	Corporate Finance Office — Investor Relations
Consolidated Balance Sheet as of March 31, 2010
Working Capital

Current Assets	As of March 31, 2010, current assets had decreased by 18.7%, as compared to March 31, 2009, to Ps. 328 billion. This decrease was primarily due to a decrease of Ps. 30.5 billion explained by an inventories valuation effect at cost of production, eliminating non-realized revenues in the consolidation process; as well as a Ps. 24.4 billion decrease in cash and cash equivalents, and a Ps. 20.7 billion decrease in accounts and receivables.

Short-term Liabilities	Short-term liabilities had increased by 16.2%, to Ps. 214.9 billion, primarily as a result of an increase of Ps. 17.9 billion in taxes and duties payable, due to an increase in the prices of hydrocarbons used in calculating production valuation.
Table 10
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Working capital* **

	First quarter (Jan.-Mar.)
	2009	2010	Change		2010
	(Ps. MM)				(US$MM)
Current assets	403,646	328,007	-18.7%	(75,639)	26,601
Cash & cash equivalents	143,049	118,615	-17.1%	(24,434)	9,620
Net accounts receivable	192,190	171,531	-10.7%	(20,658)	13,911
Inventories	68,407	37,861	-44.7%	(30,546)	3,070
Short-term liabilities	184,925	214,874	16.2%	29,949	17,426
Short-term debt(1)	79,127	95,445	20.6%	16,318	7,741
Suppliers	38,920	50,983	31.0%	12,064	4,135
Net accounts payable	46,985	30,656	-34.8%	(16,328)	2,486
Taxes payable	19,894	37,789	90.0%	17,895	3,065
Working capital(2)	218,721	113,133	-48.3%	(105,588)	9,175

*	Indicative figures from unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards, FRS) -formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Based on the adoption of FRS B-10 “Inflation effects”, of 2009 and 2010 amounts are expressed in nominal terms.

**	Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 12.3306 = U.S.$1.00 as of March 31, 2010. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate. (1) Includes documented debt of Petróleos Mexicanos, the Pemex Project Funding Master Trust, Fideicomiso F/163, Pemex Finance Ltd., P.M.I. Trading, Ltd. and RepCon Lux, S.A. (2) Current assets minus short-term liabilities.

(1)	Includes documented debt of Petróleos Mexicanos, the Pemex Project Funding Master Trust, Fideicomiso F/163, Pemex Finance Ltd., P.M.I. Trading, Ltd. and RepCon Lux, S.A.

(2)	Current assets minus short-term liabilities.
Property, plant and equipment

Fixed assets	As of March 31, 2010, property, plant and equipment had increased by 12.0% (Ps.105.1 billion) to Ps. 981.5 billion. This increase is primarily explained by the net effect of new investments made over the last 12 months.
PEMEX Unaudited Financial Results Report as of March 31, 2010

PEMEX	Corporate Finance Office — Investor Relations
Debt

Total	As of March 31, 2010, total debt, including accrued interests, decreased by 1.0%, to Ps. 624.1 billion (US$50.6 billion). This decrease was primarily due to a 12.9% appreciation of the Mexican peso against the U.S. dollar.

Total debt over the sum of equity and total liabilities represented 47.1%.

Net	Net debt increased by 3.7% to Ps. 505.5 billion (US$41.0 billion).
Table 11
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Consolidated Debt* **

	As of March 31,
	2009	2010	Change		2010
	(Ps. MM)				(US$MM)
Total debt	630,406	624,124	-1.0%	(6,282)	50,616
Short-term	79,127	95,445	20.6%	16,318	7,741
Long-term	551,279	528,679	-4.1%	(22,600)	42,875
Cash & cash equivalents	143,049	118,615	-17.1%	(24,434)	9,620
Total net debt	487,357	505,509	3.7%	18,152	40,996

*	Indicative figures from unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards, FRS) -formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Based on the adoption of FRS B-10 “Inflation effects”, of 2009 and 2010 amounts are expressed in nominal terms.

**	Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 12.3306 = U.S.$1.00 as of March 31, 2010. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.

Note:	Numbers may not total due to rounding figures.
Table 12
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Maturity profile* **

		As of March 31,
		(Ps. MM)	(US$MM)
Documented debt in pesos		127,031	10,302
	2010	12,645	1,025
	January 2010 - March 2010	7,033	570
	April 2010 - March 2011	30,883	2,505
	April 2011 - March 2012	18,621	1,510
	April 2012 - March 2013	1,333	108
	April 2013 and beyond	56,515	4,583
Documented debt in other currencies		497,093	40,314
	2010	71,203	5,774
	January 2010 - March 2010	4,564	370
	April 2010 - March 2011	45,228	3,668
	April 2011 - March 2012	45,433	3,685
	April 2012 - March 2013	50,810	4,121
	April 2013 and beyond	279,854	22,696
Total debt		624,124	50,616

*	Indicative figures from unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards, FRS) -formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Based on the adoption of FRS B-10 “Inflation effects”, of 2009 and 2010 amounts are expressed in nominal terms.

**	Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 12.3306 = U.S.$1.00 as of March 31, 2010. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.

Note:	Numbers may not total due to rounding figures.
PEMEX Unaudited Financial Results Report as of March 31, 2010

PEMEX	Corporate Finance Office — Investor Relations
Investing Activities

2010	PEMEX expects to invest approximately Ps. 263.4 billion[9].during 2010 The estimated allocation of these investments is10:

• Ps. 220.0 billion to Pemex-Exploration and Production[11];

• Ps. 32.0 billion to Pemex-Refining;

• Ps. 5.7 billion to Pemex-Gas and Basic Petrochemicals;

• Ps. 4.8 billion to Pemex-Petrochemicals; and

• Ps. 0.9 billion to Petróleos Mexicanos.

During the first quarter of 2010, Ps. 59.8 billion have been invested, which amount represents 22.7% of expected investments for the year.
Financing Activities
Capital Raising

Credit Lines	• During the first quarter of 2010, Petróleos Mexicanos obtained US$654.5 millions in loans made or guaranteed by export credit agencies (ECA’s).

Capital Markets	The following are the capital market transactions realized during 2010. It is worth mentioning that these transactions were reported as part of our earnings report as of December 31, 2009.

• On February 5, 2010, Petróleos Mexicanos issued US$1.0 billion of 6.00% Notes due 2020 with a 6.0% semi-annual coupon (commented in the 4Q09 Earning Report).

•    On February 8, 2010, Petróleos Mexicanos issued in the domestic Mexican Market approximately Ps.15 billion pesos of the publicly traded notes in three tranches (commented in the 4Q09 Earning Report):

• Ps. 8 billon at a spread of 28 basis points over the Tasa de Interés Interbancaria de Equilibrio (Mexican Interbank Exchange Rate), which matures in 2015;

• Ps. 5 billion at a fixed rate of 9.10% which matures in 2020; and

• Ps. 2 billion at a fixed rate of 4.2% which matures in 2020.

• On February 26, 2010, Petróleos Mexicanos reopened Swiss Franc 150 million of its 3.5% Notes due 2014 (commented in the 4Q09 Earning Report).
The proceeds from these activities will be used to finance PEMEX’s investment program and refinancing activities.
Liquidity Management

1Q10	As of March 31, 2010, US$2.5 billion of the syndicated revolving credit facility established on September 7, 2007 remained available.

[9]	Based on 2010 Federal Budget.

[10]	Investment figures may change based on further budgeting adjustments.

[11]	Includes upstream maintenance expenditures.
PEMEX Unaudited Financial Results Report as of March 31, 2010

PEMEX	Corporate Finance Office — Investor Relations
Equity
As of March 31, 2010, PEMEX had negative equity totaling Ps. 66.9 billion, as compared to positive equity of Ps. 9.6 billion recorded as of March 31, 2009. This decrease of Ps. 76.5 billion was primarily due to the net loss recorded during 2009, which was partially offset by the net income generated during the first quarter of 2010.
We note that the credit contracts to which PEMEX is currently a party do not implicate any financial or payment defaults as a consequence of its negative equity.
Table 13
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Equity* **

	As of March 31,
	2009	2010	Change		2010
	(Ps. MM)				(US$MM)
Total equity	9,631	(66,913)	-794.8%	(76,544)	(5,427)
Certificates of contribution	96,958	96,958	0.0%	—	7,863
Increase in equity	195,011	180,382	-7.5%	(14,628)	14,629
Social capital	4,146	3,474	-16.2%	(672)	282
Legal reserve	1,023	918	-10.3%	(105)	74
Donations	600	1,077	79.3%	476	87
Comprehensive profit (loss)	731	5,337	630.5%	4,606	433
Accumulated net income (losses)	(288,837)	(355,059)	22.9%	(66,221)	(28,795)
From prior years	(261,840)	(356,502)	36.2%	(94,662)	(28,912)
Net income (loss) for the period	(26,997)	1,443	-105.3%	28,441	117

*	Unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards, FRS) -formerly Mexican GAAP-issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Based on the adoption of FRS B-10 “Inflation effects”, 2009 and 2010 amounts are expressed in nominal terms.

**	Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 12.3306 = U.S.$1.00 as of March 31, 2010. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.

Note:	Numbers may not total due to rounding figures.
PEMEX Unaudited Financial Results Report as of March 31, 2010

PEMEX	Corporate Finance Office — Investor Relations
Other relevant topics

Appointments	On February 25, 2010, the Board of Directors of Petróleos Mexicanos appointed:

• Guadalupe Merino Bañuelos, as Deputy Director of Corporate Services of Petróleos Mexicanos;

• Ignacio López Rodríguez, as Deputy Director of Equity Management of Petróleos Mexicanos; and

• Ramón Guerrero Esquivel, as Deputy Director of Supplies of Petróleos Mexicanos.

On March 29, 2010, the Board of Directors of Petróleos Mexicanos appointed:

• Miguel Angel Pérez Fernández, as Coordinator of Governmental and Strategic Consolidation Programs of Petróleos Mexicanos;

• Luis Felipe Luna Melo, as Deputy Director of Economic Planning of Petróleos Mexicanos; and

• Luis Fernando Betancourt Sánchez, as Deputy Director of Operational Discipline, Safety, Health and Environmental Protection of Petróleos Mexicanos.

Collaboration Agreements	On March 2, 2010, Petróleos Mexicanos and the government of the State of Campeche signed a collaboration agreement that contemplates the creation of an inter-institutional evaluation and planning group to address topics relating to oil industry activities in the region. These topics include, among others, goals with respect to: (i) productive projects that generate greater investments, (ii) infrastructure projects that promote social development, and (iii) development of contingency mechanisms.

On April 15, 2010, Petróleos Mexicanos and the Principality of Asturias signed a collaboration agreement that establishes guidelines for technical assistance in energy, information technologies and geospatial information, among others. This agreement will allow both parties to celebrate further, more specific collaboration agreements.

Performance	Relating to the status of the implementation of the performance contracts:
Contracts

•    There is already an applicable legal framework: (i) Ley de Petróleos Mexicanos, (ii) Reglamento de la Ley de Petróleos Mexicanos, y (iii) Disposiciones Administrativas de Contratación (Law of Petróleos Mexicanos, its regulation, and administrative contract dispositions).

•    PEMEX developed a performance contract model for mature fields and for fields located in the Paleocanal of Chicontepec, which is being analyzed by the Acquisitions, Leasing, Works and Services Committee of the Board of Directors of Petróleos Mexicanos.

• Once it is approved, PEMEX will publish on www.pemex.com all the relevant information of the first round, which will be for mature fields.
PEMEX Unaudited Financial Results Report as of March 31, 2010

PEMEX	Corporate Finance Office — Investor Relations
Annex
Table A1
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Consolidated balance sheet* **

	As of March 31,
	2009	2010	Change		2010
	(Ps. MM)				(US$MM)
Current assets	403,646	328,007	-18.7%	(75,639)	26,601
Cash & cash equivalents	143,049	118,615	-17.1%	(24,434)	9,620
Net accounts receivable	192,190	171,531	-10.7%	(20,658)	13,911
Inventories	68,407	37,861	-44.7%	(30,546)	3,070
of products	63,946	33,286	-47.9%	(30,661)	2,699
of materials	4,461	4,575	2.6%	115	371

Investments in shares of non-consolidated subsidiaries and affiliates	11,604	9,129	-21.3%	(2,475)	740

Properties, plant and equipment	876,378	981,497	12.0%	105,120	79,599

Other assets, net	12,326	6,633	-46.2%	(5,693)	538

Total assets	1,303,955	1,325,267	1.6%	21,312	107,478

Short-term liabilities	184,925	214,874	16.2%	29,949	17,426
Short-term debt(1)	79,127	95,445	20.6%	16,318	7,741
Suppliers	38,920	50,983	31.0%	12,064	4,135
Net accounts payable	46,985	30,656	-34.8%	(16,328)	2,486
Taxes payable	19,894	37,789	90.0%	17,895	3,065

Long-term liabilities	1,109,398	1,177,305	6.1%	67,907	95,478
Long-term debt(1)	551,279	528,679	-4.1%	(22,600)	42,875

Reserve for employee benefits	508,859	592,505	16.4%	83,646	48,052

Reserve for sundry creditors and others	42,072	49,332	17.3%	7,260	4,001

Deferred taxes	7,188	6,790	-5.5%	(399)	551

Total liabilities	1,294,324	1,392,180	7.6%	97,856	112,904

Total equity	9,631	(66,913)	-794.8%	(76,544)	(5,427)

Total liabilities and equity	1,303,955	1,325,267	1.6%	21,312	107,478

*	Unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards, FRS) formerly Mexican GAAP-issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Based on the adoption of FRS B-10 “Inflation effects”, 2009 and 2010 amounts are expressed in nominal terms.

**	Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 12.3306 = U.S.$1.00 as of March 31, 2010. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.

(1)	Includes documented debt of Petróleos Mexicanos, the Pemex Project Funding Master Trust, Fideicomiso F/163, Pemex Finance Ltd., P.M.I. Trading, Ltd.and Repcon Lux, S.A.

Note:	Numbers may not total due to rounding figures.
PEMEX Unaudited Financial Results Report as of March 31, 2010

PEMEX	Corporate Finance Office — Investor Relations
Table A2
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Consolidated income statement* **

	First quarter (Jan.-Mar.)
	2009	2010	Change		2010
	(Ps. MM)				(US$MM)
Total sales	226,392	307,875	36.0%	81,483	24,066
Domestic sales	132,983	165,786	24.7%	32,803	12,959
Exports	92,019	140,661	52.9%	48,642	10,995
Revenue from services	1,390	1,428	2.8%	38	112

Cost of sales(1)	110,946	144,630	30.4%	33,684	11,306

Gross income	115,446	163,245	41.4%	47,799	12,761

General expenses(1)	22,224	25,687	15.6%	3,463	2,008
Distribution expenses	7,285	7,693	5.6%	408	601
Administrative expenses	14,939	17,994	20.4%	3,055	1,407

Operating income (loss)	93,223	137,559	47.6%	44,336	10,753

Other revenues (expenses) -net(2)	(2,883)	22,094	866.3%	24,977	1,727

Comprehensive financing result	(20,271)	14,233	170.2%	34,503	1,113

Participation in the results of subsidiaries and affiliates	(169)	(403)	-137.7%	(233)	(31)

Income before taxes and duties	69,899	173,482	148.2%	103,583	13,561

Taxes and duties	96,897	172,039	77.5%	75,142	13,448

Net income (loss)	(26,998)	1,443	105.3%	28,441	113

*	Unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards, FRS) -formerly Mexican GAAP-issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Based on the adoption of FRS B-10 “Inflation effects”, 2009 and 2010 amounts are expressed in nominal terms.

**	Convenience translations into U.S. dollars of amounts in pesos have been made at the average exchange rate of Ps. 12.7928 = US$1.00 for the first quarter of 2010. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.

(1)	Includes the cost of the reserve for employee benefits.

(2)	Includes IEPS credits.

Note:	Numbers may not total due to rounding figures.
PEMEX Unaudited Financial Results Report as of March 31, 2010

PEMEX	Corporate Finance Office — Investor Relations
Table A3
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Consolidated statement of cash flows (indirect method)* **

	2009	2010	Change
	(Ps. MM)				(US$MM)
Income before taxes and duties paid (1)	77,831	162,128	108.3%	84,297	12,673

Non-cash items(2)	21,458	29,269	36.4%	7,811	2,288

Items related to investing activities	24,085	24,832	3.1%	747	1,941

Depreciation and amortization	23,289	22,346	-4.0%	(943)	1,747
Participation in subsidiary companies and joint ventures	169	403	137.7%	233	31
Non-successful well-drilling expenses	627	1,874		1,247	147

Items related to financing activities	(3,071)	(34,159)	1012.4%	(31,089)	(2,670)

Accrued interest	1,249	535	-57.2%	(714)	42
Other items	(4,319)	(34,694)	703.2%	(30,375)	(2,712)

Funds from income before taxes and duties plus non-cash items	120,304	182,070	51.3%	61,766	14,232

Operating activities
Accounts receivable	(1,925)	15,630	-912.1%	17,555	1,222
Inventories	(2,935)	(958)	-67.4%	1,978	(75)
Other accounts receivable and other assets	3,980	(1,646)	-141.4%	(5,626)	(129)
Suppliers	3,538	(12,294)		(15,832)	(961)
Other liabilities	1,720	(7,998)	564.9%	(9,719)	(625)
Taxes and duties paid	(101,607)	(171,349)	68.6%	(69,741)	(13,394)
Funds provided by (used in) operating activities	(97,229)	(178,615)	83.7%	(81,386)	(13,962)

Net cash flow from operating activities	23,075	3,455	-85.0%	(19,620)	270

Investing activities
Property, plant and equipment	(55,516)	(38,263)	-31.1%	17,253	(2,991)
Other permanent investments	(597)	—	-100.0%	597	—

Net cash flow from investing activities	(56,112)	(38,263)	-31.8%	17,849	(2,991)

Excess (required) funds for financing activities	(33,037)	(34,808)	5.4%	(1,771)	(2,721)

Financing activities
Bank loans	20,538	21,764	6.0%	1,226	1,701
Securities	27,325	29,724	8.8%	2,399	2,324
Amortization of bank loans	(719)	(13,732)	1810.8%	(13,014)	(1,073)
Amortization of securities	(379)	(12,513)	3205.6%	(12,134)	(978)
Future equity increases	15,096	—	-100.0%	(15,096)	—

Net cash flow from financing activities	61,862	25,243	59.2%	(36,618)	1,973

Net increase in cash and cash equivalents	28,825	(9,565)	-133.2%	(38,389)	(748)

Cash and cash equivalents at the beginning of the year	114,224	128,180	12.2%	13,955	10,020

Cash and cash equivalents at the end of the year	143,049	118,615	-17.1%	(24,434)	9,272

*	Unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards, FRS) -formerly Mexican GAAP-issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Based on the adoption of FRS B-10 “Inflation effects”, 2009 and 2010 amounts are expressed in nominal terms.

**	Convenience translations into U.S. dollars of amounts in pesos have been made at the average exchange rate of Ps. 12.7928 = US$1.00 for 2010. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.

(1)	The starting point is income before taxes and duties paid, not accrued as presented in the income statement.

(2)	Includes the net cost of employees benefits

Note:	Numbers may not total due to rounding figures.
PEMEX Unaudited Financial Results Report as of March 31, 2010

PEMEX	Corporate Finance Office — Investor Relations
Table A412
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Business Segment Information

	Exploration				Subsidiary
	and		Gas and Basic		Entities and	Intersegment
	Production	Refining	Petrochemicals	Petrochemicals	Corporate	eliminations	Total
				(Ps. MM)

Three months ending March 31, 2010
Total sales	244,284	142,933	54,800	10,469	231,416	(376,026)	307,875
External clients	—	124,750	34,355	6,681	140,661	—	306,447
Intersegment	244,284	17,265	20,445	3,788	79,196	(364,978)	—
Revenues from services	—	917	—	—	11,559	(11,048)	1,428
Gross income (loss)	190,279	(29,162)	1,176	(399)	12,410	(11,058)	163,245
Operating income (loss)	181,964	(41,538)	(1,514)	(3,931)	2,826	(248)	137,559
Comprehensive financing result	9,168	(832)	1,086	(98)	4,909	—	14,232
Depreciation and amortization	18,826	2,199	875	284	161	—	22,346
Cost of the reserve for employee benefits	9,904	10,008	2,034	2,753	4,713	—	29,413
Taxes and duties	170,088	1,438	123	79	310	—	172,039
Net income (loss)	21,521	(22,816)	(304)	(4,261)	2,195	5,108	1,443

As of March 31, 2010
Current assets	706,789	318,241	101,164	71,792	881,765	(1,751,744)	328,007
Investment in shares of non-consolidated subsidiaries and affiliates	637	157	1,522	—	383,688	(376,876)	9,129
Fixed assets	730,359	186,251	41,495	17,078	9,287	(2,975)	981,497
Acquisition of fixed assets	34,962	1,496	295	344	33	—	37,130
Total assets	1,440,326	505,480	144,448	90,127	1,788,501	(2,643,617)	1,325,267
Short-term liabilities	423,225	269,648	39,888	13,214	1,209,352	(1,740,452)	214,874
Reserve for employee benefits	204,444	201,533	50,357	55,656	80,514	—	592,505
Total liabilities	1,160,289	508,918	97,844	69,773	1,819,115	(2,263,760)	1,392,180
Equity	280,037	(3,437)	46,604	20,354	(30,614)	(379,857)	(66,913)

Three months ending March 31, 2009
Total sales	161,852	112,131	45,993	12,315	142,058	(247,957)	226,392
External clients	—	98,099	30,229	4,654	92,019	—	225,002
Intersegment	161,852	13,118	15,764	7,661	49,273	(247,668)	—
Revenues from services	—	914	—	—	765	(289)	1,390
Gross income (loss)	108,410	3,767	3,254	(2,759)	11,136	(8,363)	115,446
Operating income (loss)	100,393	(6,133)	300	(5,147)	2,442	1,369	93,223
Comprehensive financing result	(18,207)	(5,350)	563	31	2,692	—	(20,271)
Depreciation and amortization	19,994	2,009	838	284	162	—	23,289
Cost of the reserve for employee benefits	8,220	8,113	1,814	2,244	3,701	—	24,093
Taxes and duties	95,714	635	42	60	447	—	96,897
Net income (loss)	(14,227)	(13,347)	1,111	(4,996)	(36,069)	40,531	(26,998)

As of March 31, 2009
Current assets	500,129	199,152	90,580	57,623	1,106,625	(1,550,461)	403,646
Investment in shares of non-consolidated subsidiaries and affiliates	403	157	1,738	—	327,833	(318,526)	11,604
Fixed assets	630,068	178,812	41,940	16,427	9,131	—	876,378
Acquisition of fixed assets	92,408	(80)	(1,017)	294	446	—	92,050
Total assets	1,130,748	380,806	134,597	74,463	1,999,096	(2,415,755)	1,303,954
Short-term liabilities	160,575	188,108	32,948	6,521	863,883	(1,067,110)	184,925
Reserve for employee benefits	177,252	172,609	43,357	47,751	67,890	—	508,859
Total liabilities	872,067	409,805	85,856	55,440	1,958,415	(2,087,260)	1,294,323
Equity	258,681	(28,999)	48,741	19,023	40,681	(328,495)	9,631

*	Indicative figures from unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards, FRS) -formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Based on the adoption of FRS B-10 “Inflation effects”, of 2009 and 2010 amounts are expressed in nominal terms.

Note:	Numbers may not total due to rounding figures.

[12]	As of March 31, 2010, as established in the Mexican Financial Reporting Standard related to consolidated or combined financial statements (NIF B-8 “Estados Financieros Consolidados o Combinados”), the business segment results for consolidation effects are net of non-realized profits and losses. Therefore, they are not the same as the ones recorded in the “Results by Subsidiary Entities” section.
PEMEX Unaudited Financial Results Report as of March 31, 2010

PEMEX	Corporate Finance Office — Investor Relations
Table A5
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Selected financial indices*

	First quarter (Jan.-Mar.)
	2009	2010	Change
Consolidated income statement ratios
Cost of sales / Total sales	49.0%	47.0%	-0.02
Depreciation / Cost of sales and General expenses	17.5%	13.1%	-0.04
Operating income / Total sales	41.2%	44.7%	0.04
Taxes and duties / Total sales	42.8%	55.9%	0.13

Consolidated balance sheet ratios(1)
Properties and equipment / Total Assets	67.2%	74.1%	0.07
Total debt / Total liabilities and equity	48.3%	47.1%	-0.01

*	Indicative figures from unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards, FRS) -formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Based on the adoption of FRS B-10 “Inflation effects”, of 2009 and 2010 amounts are expressed in nominal terms.
Table A6
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Debt exposure(1)

	First quarter (Jan.-Mar.)
	2009	2010	2009	2010	2009	2010
	Percentage
	By currency		At fixed rate		At floating rate
U.S. Dollars	84.7%	79.5%	52.6%	60.6%	47.4%	39.4%
Mexican pesos	15.3%	20.4%	49.5%	44.8%	50.5%	55.2%
Euros	0.0%	0.0%	100.0%	100.0%	0.0%	0.0%
Yen	0.1%	0.0%	100.0%	100.0%	0.0%	0.0%
Total	100.1%	100.1%	52.1%	57.3%	47.9%	42.7%

(1)	Excludes accrued interest.

Note:	Numbers may not total due to rounding figures.
Table A7
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Average duration of debt exposure

	As of March 31,
	2009	2010	Change
	(Years)
U.S. Dollars	4.8	4.6	(0.2)
Mexican pesos	1.9	1.9	0.0
Euros	2.6	2.2	(0.4)
Yen	0.6	0.1	(0.5)
Total	4.4	4.1	(0.3)

Note:	Numbers may not total due to rounding figures.
PEMEX Unaudited Financial Results Report as of March 31, 2010

PEMEX	Corporate Finance Office — Investor Relations
Table A813
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Derivative financial instruments*

	As of March 31,
	2009	2010	Change		2010
	(Ps.MM)				(US$MM)
Derivative financial instruments linked to debt and assets
Face Value (Ps. MM)	145,363	159,775	-40.9%	14,413	12,958
Interest rate swaps	16,421	10,834	-34.0%	(5,587)	879
Cross currency swaps	71,681	114,681	60.0%	43,001	9,301
Extinguishing cross currency swaps	36,690	15,658	-57.3%	(21,032)	1,270
Assets swaps(1)	20,571	18,602	-9.6%	(1,969)	1,509

Mark to market (Ps. MM)	(8,349)	2,035	-124.4%	10,384	165
Interest rate swaps	-1,587	-1,269	-20.0%	317	(103)
Cross currency swaps	991	1,677	69.2%	686	136
Extinguishing cross currency swaps	-2,694	2,530	-193.9%	5,223	205
Assets swaps(1)	-5,060	-902	-82.2%	4,158	(73)

Natural gas derivative financial instruments
Mark to market (Ps. MM)	241	192	-20.2%	(49)	16
Long swaps	-11,191	-5,245	-53.1%	5,947	(425)
Short swaps	11,432	5,436	-52.4%	(5,995.6)	441
Long options	848	237	-72.1%	(611)	19
Short options	-848	-237	-72.1%	611.3	(19)

Volume (MMBtu)	21,058	(47,445)	-325.3%	(68,503)
Long swaps	210,677,625	103,852,842	-50.7%	(106,824,783)
Short swaps	-210,621,136	-103,889,623	-50.7%	106,731,513
Long options	71,618,399	30,648,593	-57.2%	(40,969,806)
Short options	-71,653,831	-30,659,256	-57.2%	40,994,574

Volume of petroleum products derivative financial instruments
Mark to market (Ps. MM)	(101.1)	(335.1)	231.4%	(234)	(27)
Volume (MMb)	16.4	13.3	-19.0%	(3)

*	Convenience translations into US dollars of amounts in pesos have been made at the established exchange rate of Ps. 12.3306 = US$1.00 as of March 31, 2010. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.

(1)	Asset swaps include options over Repsol YPF, S.A. shares.

Note:	Numbers may not total due to rounding.

[13]	Derivative financial instruments are accounted at fair value in the financial statements, in accordance with Mexican FRS C-10 “Derivative Financial Instruments and Hedging Operations.” However, some of these instruments do not comply with the accounting standards required to be designated as hedges even cash flows generated by these instruments are offset by cash flows generated by the associated positions.
PEMEX Unaudited Financial Results Report as of March 31, 2010

PEMEX	Corporate Finance Office — Investor Relations
Supplement of Operating Results for the First Quarter of 20101
Table S1
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Operating information summary

	First quarter (Jan.-Mar.)
	2009	2010	Change
Hydrocarbons production
Total hydrocarbons (Mboed)	3,815	3,816	0.0%	1
Total crude oil (Mbd)	2,667	2,607	-2.2%	(60)
Offshore crude oil / Total crude oil production	78.6%	76.4%	-2.2%
Total gas equivalent (Mboed)(1)	1,148	1,210	5.4%	61
Total gas (MMcfd)	7,018	6,946	-1.0%	(71)

Dry natural gas production (MMcfd)	3,503	3,683	5.2%	180
Natural gas liquids production (Mbd)(2)	378	387	2.5%	9
Petroleum products production(3)	1,385	1,308	-5.6%	(77)
Net production of petrochemicals	1,140	1,064	-6.7%	(76)

(1)	Includes condensates.

(2)	Includes condensates and other streams to fractionating process.

(3)	Excludes butylenes and propylene; includes isobutanes from Pemex-Gas and Basic Petrochemicals and butane from Pemex-Petrochemicals.

Note:	Numbers may not total due to rounding. Mboed stands for thousand barrels of oil equivalent per day.
Exploration and Production

Crude Oil Production	During the first quarter of 2010, total crude oil production decreased by 2.2% as compared to the same quarter of 2009, from 2,667 to 2,607 Mbd. During the first quarter of 2010, crude oil production excluding Cantarell, increased by 156 Mbd.

Production of heavy crude oil decreased by 9.4%, primarily due to lower production at the Cantarell project, which resulted from the natural decline of that project, and the shutdown of wells due to an increase in the oil-gas ratio also that project. Cantarell’s decline was partially offset by a 6.4% increase in production at the Ku-Maloob-Zaap (KMZ) project, which reached a new maximum historical production level of 882 Mbd on January 16, 2010.

Production of light crude oil increased by 2.9%, primarily due to higher production at the Yaxché and Ixtal-Manik projects in the Southwestern Marine region. Production of extra-light crude oil increased by 28.5%, due to the completion of wells in the Delta del Grijalva and Costero Terrestre projects in the Southern region, as well as in the Crudo Ligero Marino project in the Southwestern Marine region.

[1]	If no further specification is included, for purposes of analysis, changes are made against the same period of the last year. The financial statements included in this report are non-audited.
PEMEX Unaudited Financial Results Report as of March 31, 2010

PEMEX	Corporate Finance Office — Investor Relations
Table S2
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Production of liquid hydrocarbons

	First quarter (Jan.-Mar.)
	2009	2010	Change
	(Mbd)
Liquid hydrocarbons	3,045	2,994	-1.7%	(51)
Crude oil	2,667	2,607	-2.2%	(60)
Heavy	1,616	1,464	-9.4%	(152)
Light	811	835	2.9%	23
Extra-light	240	308	28.5%	68
Natural gas liquids(1)	378	387	2.5%	9

(1)	Includes condensates.

Note:	Numbers may not total due to rounding.
Table S3
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Crude oil production

			2008				2009				2010
	2006	2007	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q
	(Mbd)
Total	3,256	3,076	2,891	2,794	2,754	2,729	2,667	2,590	2,567	2,583	2,607

Northeastern Marine Region	2,205	2,018	1,861	1,770	1,695	1,658	1,584	1,481	1,456	1,453	1,445
Cantarell	1,788	1,464	1,163	1,036	954	858	742	637	583	556	526
Ku-Maloob-Zaap	394	514	657	693	703	754	792	788	801	821	836
Others	23	40	41	41	39	45	49	56	72	76	83

Southwestern Marine Region	475	506	495	486	507	513	512	521	511	526	546
Chuc	107	87	76	71	68	62	67	67	67	71	71
Ixtal	47	68	74	56	98	102	102	105	110	114	125
Others	321	350	344	359	341	349	344	348	334	342	349

Southern Region	491	465	449	450	466	470	479	493	506	512	520
Samaria	64	62	55	52	51	52	52	51	48	46	44
Jujo	56	51	46	46	47	43	40	38	37	33	29
Iride	48	41	37	35	35	30	28	27	26	24	20
Puerto Ceiba	54	41	36	33	32	29	26	26	24	22	21
Sen	22	27	38	37	39	48	48	44	43	48	51
Tecominoacán	29	23	23	24	27	28	27	25	23	22	22
Others	218	221	213	221	235	240	257	282	306	316	333

Northern Region	84	87	87	88	86	88	92	95	94	92	96
Chicontepec	23	23	27	30	30	29	28	29	31	30	35
Poza Rica	10	9	8	7	7	8	8	7	6	7	6
Others	51	55	52	50	49	51	56	59	57	56	55

Note:	Numbers may not total due to rounding.
PEMEX Unaudited Financial Results Report as of March 31, 2010

PEMEX	Corporate Finance Office — Investor Relations

Natural Gas Production	During the first quarter of 2010, total natural gas production decreased by 1.0%, from 7,018 to 6,946 MMcfd.

The production of associated natural gas decreased by 3.9%, primarily due to optimization works in the transition zone at the Cantarell project[2]. In contrast, production of non-associated natural gas increased by 4.2%, primarily due to the completion of wells in the Burgos project in the Northern region.

During the first quarter of 2010, the Burgos and Veracruz projects reached a combined production level of 2,434 MMcfd, representing 35% of total natural gas production. On February 1, 2010, the Burgos project reached its maximum historical production level of 1,624 MMcf.
Table S4
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Production of natural gas and gas flaring

	First quarter (Jan.-Mar.)
	2009	2010	Change
	(MMcfd)
Total	7,018	6,946	-1.0%	(71)
Associated	4,493	4,315	-3.9%	(177)
Non-associated	2,525	2,631	4.2%	106

Natural gas flaring (1)	1,108	413	-62.7%	(695)
Gas flaring / total production	15.8%	5.9%

Note:	Numbers may not total due to rounding.

(1)	Includes nitrogen.
Table S5
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Natural gas production

			2008				2009				2010
	2006	2007	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q
	(MMpcd)
Total	5,356	6,058	6,586	6,861	6,963	7,260	7,018	7,029	7,066	7,009	6,946

Northeastern Marine Region	920	1,157	1,647	1,854	1,913	2,189	1,900	1,814	1,803	1,617	1,488
Cantarell	716	941	1,383	1,586	1,634	1,897	1,579	1,457	1,469	1,300	1,162
Ku	141	146	161	153	159	164	178	211	180	153	163
Others	63	70	103	114	120	128	143	147	153	163	163

Southwestern Marine Region	856	993	991	1,016	1,046	1,038	1,067	1,141	1,095	1,142	1,127
Caan	185	186	188	227	209	179	163	180	173	176	160
May	85	143	173	229	206	215	254	278	265	274	237
Ixtal	86	135	152	113	200	202	202	208	211	228	257
Others	500	529	478	446	431	442	448	475	446	464	472

Southern Region	1,352	1,353	1,364	1,419	1,492	1,525	1,540	1,547	1,633	1,677	1,697
Iride	106	106	92	93	108	106	108	105	98	98	88
Narvaez	30	84	88	90	101	100	93	99	99	90	81
Sen	56	69	90	106	117	146	150	128	123	146	150
Tizón	29	37	33	32	54	75	78	95	98	102	100
Others	1,131	1,057	1,061	1,099	1,113	1,098	1,111	1,121	1,214	1,241	1,279

Northern Region	2,228	2,556	2,583	2,572	2,512	2,509	2,511	2,526	2,536	2,573	2,634
Chicontepec	28	28	44	49	51	66	81	83	80	71	77
Burgos	1,330	1,412	1,390	1,392	1,360	1,389	1,425	1,501	1,535	1,598	1,597
Veracruz	723	922	986	977	957	907	867	805	789	779	837
Others	146	195	163	154	145	147	138	138	132	126	122

Note:	Numbers may not total due to rounding.

[2]	The transition zone is where gas-and oil-producing areas meet. It is characterized by greater associated natural gas production with high nitrogen content.
PEMEX Unaudited Financial Results Report as of March 31, 2010

PEMEX	Corporate Finance Office — Investor Relations

Gas Flaring	In the first quarter of 2010, gas flaring decreased by 62.7% as compared to the first quarter of 2009. This decrease was primarily due to measures implemented at the Cantarell project to manage the exploitation of the transition zone, and the construction of infrastructure for handling and transportation of gas in the marine platforms.

Completion of Wells	During the first quarter of 2010, the number of wells completed increased by 49.6% as compared to the same quarter of 2009, from 236 wells to 353 wells, primarily due to an increase of 122 in the number of development wells, which is explained by increased activity in the Aceite Terciario del Golfo (ATG) project. We drilled seven exploratory wells in the first quarter of 2010, which is five fewer than were drilled during the same quarter of 2009, due to a scheduled decrease in the activity in the exploration projects of the South region.
Table S6
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Inventory of wells and operating equipment

	First quarter (Jan.-Mar.)
	2009	2010	Change

Wells drilled	236	353	49.6%	117
Development	224	346	54.5%	122
Exploration	12	7	-41.7%	(5)

Total operating wells(1)	6,551	7,310	11.6%	759
Injection	254	213	-16.1%	(41)
Production	6,297	7,097	12.7%	800
Crude oil	3,296	3,989	21.0%	693
Non-associated gas	3,001	3,108	3.6%	107

Selected operating infrastructure(1)
Drilling rigs(2)	169	164	-2.7%	(5)
Offshore platforms	226	231	2.2%	5

(1)	At end of period.

(2)	As of March 31, 2010, PEMEX owns 126 of these drilling rigs.

Note:	Numbers may not total due to rounding.

Seismic Information	During the first quarter of 2010, 2D seismic studies acquisition reached 558 km, which is 8,080 km fewer than were covered in the same quarter of 2009. This decrease is primarily due to our only acquiring information for the Burgos project during the quarter.

In contrast, 3D seismic studies covered 6,499 km2, an increase of 2,641 km2 as compared to the area covered during the same quarter of 2009. This increase was primarily due to increased activity in the deep Gulf of Mexico and in the southeastern basins, as well as in the ATG project.
Table S7
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Seismic studies

	First quarter (Jan.-Mar.)
	2009	2010	Change
Seismic information
2D (km)	8,638	558	(8,080)
3D (km2)	3,858	6,499	2,641

Note:	Numbers may not total due to rounding.

Discoveries	During the first quarter of 2010 no new hydrocarbons reserves were incorporated due to discoveries.
PEMEX Unaudited Financial Results Report as of March 31, 2010

PEMEX	Corporate Finance Office — Investor Relations
Main projects
PEMEX has a diversified exploration and production portfolio. Projects that produce over 80% of PEMEX’s total crude oil production are:
1. KMZ (Northeast Marine Region)
2. Cantarell (Northeast Marine Region)
3. Crudo Ligero Marino (Southwest Marine Region)
4. Ixtal-Manik (South Region)
5. Delta del Grijalva (Southwest Marine Region)
6. Chuc (South Region)
7. Antonio J. Bermúdez (South Region)
8. Caan (Southwest Marine Region)

Cantarell	During the first quarter of 2010, the main activities focused on counteracting the decline of the Cantarell project were:

• completion of 1 development well;

• 16 major and 7 minor well workovers; and

• installation of 4 well recovery platforms: Akal-TTM, Akal-TI, Akal-TH and Akal-TKL.

During the first quarter of 2010, the annual rate of decline in the Cantarell project was maintained at 15% as a result of optimization works at the project.

KMZ	During the first quarter of 2010, the main activities focused on maintaining production at the KMZ project were:

• completion of 2 development wells; and

• 4 major and 12 minor well workovers;

During the first quarter of 2010, average hydrocarbons production at KMZ was 848 Mbd.

ATG	During the first quarter of 2010, the main activities aimed at expanding capacity and maintaining high production levels at the ATG project were:

• completion of 226 development wells; and

• 68 major and 97 minor well workovers.

Towards the end of the first quarter of 2010, average hydrocarbons production at the ATG (Chicontepec) project was 39 Mbd.
PEMEX Unaudited Financial Results Report as of March 31, 2010

PEMEX	Corporate Finance Office — Investor Relations
Tenders
The main tenders conducted by Pemex-Exploration and Production during the first quarter of 2010 were:
Table S8
Main Tenders
Pemex-Exploration and Production

	Amount	Announced/awarded
Tender number	US$MM	date	Description	Status	Awarded to:
18575088-002-09	782.1	12-Jan-10	TRANSPORTATION, CONDITIONING AND FLUID RECOVERY SERVICES DURING WELL DRILLING, COMPLETION AND REPAIRS	AWARDED	COTEMAR, S. A. DE C. V.
18575088-003-09	417.4	14-Jan-10	LEASING OF A MODULAR WELL DRILLING, COMPLETION, REPAIR, RE-ENTRIES AND/OR DEPTH INCREASING EQUIPMENT.	AWARDED	TODCO MEXICO, INC
18575050-007-09	294.6	13-Jan-10	INTEGRAL WORKOVERS IN MARINE REGION OIL WELLS, 4TH PACK	AWARDED	GLOBAL DRILLING FLUIDS DE MÉXICO, S.A. DE C.V.
18575050-008-09	265.7	3-Feb-10	INSTALLATION, COMPLETION AND REPAIR WORKOVERS ON GULF OF MEXICO OIL WELLS, 2ND PACK	AWARDED	BAKER HUGHES DE MEXICO S. DE R.L. DE C.V.
18575062-027-09	238.6	27-Jan-10	GAS PIPELINE CONSTRUCTION	AWARDED	CONSTRUCCIONES Y EQUIPOS LATINOAMERICANOS, S.A. DE C.V.
18575107-001-10	228.9	25-Feb-10	MATERIAL AND LIGHT EQUIPMENT TRANSPORT SERVICES IN THE GULF OF MEXICO
1 lot	41.6			AWARDED	MANTENIMIENTO EXPRESS MARITIMO S.A.P.I DE C.V.
1 lot	41.7			AWARDED	CONSULTORIA Y SERVICIOS PETROLEROS, S.A. DE C.V.
1 lot	41.8			AWARDED	TIDEWATER DE MEXICO, S.A. DE C.V.
1 lot	51.8			AWARDED	NAVIERA BOURBON TAMAULIPAS, S.A. DE C.V.
1 lot	52.0			AWARDED	NAVIERA INTEGRAL, S.A. DE C.V.
18575088-006-09	219.0	1-Mar-10	CHRISTMAS TREE
5 lots	75.0		CHRISTMAS TREE	AWARDED	COOPER CAMERON DE MEXICO, S.A. DE C.V.
5 lots	41.4		CHRISTMAS TREE	AWARDED	FMC TECHNOLOGIES DE MÉXICO, S.A. DE C.V.
14 lots	80.6		CHRISTMAS TREE	AWARDED	VETCO GRAY MÈXICO S.A. DE C.V.
5 lots	21.9		CHRISTMAS TREE AND SPINDLE HEAD FOR PIPELINES	AWARDED	WOOD GROUP PRESSURE CONTROL DE MEXICO S.A. DE C.V.
18575107-057-09	167.2	18-Jan-10	MATERIAL, EQUIPMENT AND REMNANTS TRANSPORT SERVICES	AWARDED	TIDEWATER DE MEXICO, S.A. DE C.V.
18575107-002-10	164.0	25-Feb-10	MATERIAL AND LIGHT EQUIPMENT TRANSPORT SERVICES IN THE GULF OF MEXICO
2 lots	116.4			AWARDED	NAVIERA INTEGRAL, S.A. DE C.V.
1 lots	47.8			AWARDED	TIDEWATER DE MEXICO, S.A. DE C.V.
18575004-006-10	161.7	26-Feb-10	REHABILITATION OF ELECTRIC MEASURING EQUIPMENTS, QUALITY, AUTOMATIZATION AND SAFETY ON THE OPERATIONAL SECTORS OF THE HIDROCARBON TRANSPORT AND DISTRIBUTION OFFICE	AWARDED	INGENIERIA ORCO, S.A. DE C.V.
18575107-061-09	159.9	26-Jan-10	MATERIAL AND EQUIPMENT TRANSPORT SERVICES	AWARDED	TRANSPORTACION MARITIMA MEXICANA SA DE CV
18575008-039-09	139.7	29-Jan-10	CONSTRUCTION, SUBSTITUTION AND/OR REHABILITATION OF DISCHARGE LINES IN DIFFERENT FIELDS OF THE POZA RICA — ALTAMIRA ASSET	AWARDED	CONSTRUCCIONES Y ARRENDAMIENTOS INDUSTRIALES, S.A. DE C.V.
18575062-030-09	123.5	2-Mar-10	MAINTENANCE AND REHABILITATION OF ATMOSPHERIC TANKS IN THE PRODUCTION FACILITIES OF MUSPAC, CINCO PRESIDENTES AND OTHER PEP ASSETS OF THE SOUTH REGION	AWARDED	INGENIERIA Y DESARROLLO URBANO SA DE CV
18575107-055-09	122.5	22-Jan-10	DANGEROUS RESIDUE AND NON-DANGEROUS SOLIDS TRANSPORT SERVICES (OFFSHORE)	AWARDED	NAVEGACION COSTA FUERA SA DE CV
18575004-004-10	101.3	26-Feb-10	INTEGRAL REHABILITATION OF MEASURING SYSTEMS, CONTROL AND SAFETY OF THE HIDROCARBON RECIPIENTS IN THE EXPLOITATION FACILITIES OF THE VERACRUZ ASSET	AWARDED	SISTEMAS INTEGRALES DE COMPRESION, S.A. DE C.V
18575107-053-09	101.1	25-Jan-10	SELF-PROPELING CRANE SERVICES FOR LOADING, OFFLOADING AND MANEUVERING IN THE OPERATIONAL AND STORAGE FACILITIES OF THE MARINE REGION	AWARDED	MAQUINARIA INTERCONTINENTAL, S.A. DE C.V.
18575108-016-09	100.8	17-Mar-10	BUILDING CONSTRUCTION	AWARDED	CMT CAMPECHE CONSTRUCCIONES, S.A DE C.V.
Note: For further information on these and other tenders, consult www.compranet.gob.mx.
Refining

Processing	During the first quarter of 2010, total crude oil processing decreased by 4.9 percent, due to nonscheduled maintenance activities. The proportion of light crude oil in total crude processed increased by one percentage point.
Table S9
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Crude oil processing

	First quarter (Jan.-Mar.)
	2009	2010	Change
	(Mbd)
Total processed	1,324	1,259	-4.9%	(65)
Light Crude	796	771	-3.1%	(25)
Heavy Crude(1)	528	488	-7.6%	(40)

(1)	Excludes reconstituted crude.
Note: Numbers may not total due to rounding.

Capacity Utilization	During the first quarter of 2010, the primary distillation capacity utilization rate decreased to 82.3% or 4.5 percentage points less than the rate registered during the same quarter of 2009, due to increased maintenance activities and electric disruptions.

PEMEX Unaudited Financial Results Report as of March 31, 2010

PEMEX	Corporate Finance Office — Investor Relations

Production	During the first quarter of 2010, production of petroleum products decreased by 5.6%, from 1,385 Mbd to 1,308 Mbd, primarily as a result of lower gasoline and diesel production due to lower crude oil processing as a result of higher non-scheduled maintenance activity.

Table S10
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Petroleum products production

	First quarter (Jan.-Mar.)
	2009	2010	Change
	(Mbd)
Total production	1,385	1,308	-5.6%	(77)
Gasolines(1)	494	450	-8.9%	(44)
Fuel oil	310	343	10.7%	33
Diesel	343	311	-9.4%	(32)
Liquefied petroleum gas (LPG)(2)	93	86	-7.5%	(7)
Jet Fuel	65	56	-14.0%	(9)
Other(3)	80	62	-22.5%	(18)

(1)	Includes transfers from La Cangrejera Petrochemical Complex.

(2)	Includes LPG from Pemex-Gas and Basic Petrochemicals and Pemex-Refining.

(3)	Includes kerosenes, paraffins, furfural extract and asphalt, among others.

Note: Numbers may not total due to rounding.

Variable Refining Margin	In the first quarter of 2010, PEMEX’s variable refining margin decreased by four dollars and 57 cents per barrel, from a positive margin of 3.56 to a negative margin of 1.01 dollars per barrel. This reduction is mainly explained by (i) the behavior of crude oil and petroleum prices in the international markets; (ii) non-scheduled production breaks of equipment that generate greater value-added products; and (iii) heavier crude oil processing that decreased conversion levels.

Franchises	As of March 31, 2010, the number of franchised gas stations totaled 8,887, 5.0% more than the 8,460 registered as of March 31, 2009.
Tenders
The main tenders conducted by Pemex-Refining during the first quarter of 2010 were:
Table S11
Main Tenders
Pemex-Refining

		Announced/
	Amount	awarded
Tender number	US$MM	date	Description	Status	Awarded to:

18576173-044-09	604.0	16/03/2010	REFINERY EXPANSION	AWARDED	ISOLUX DE MÉXICO, S.A. DE C.V.
18576179-001-10	267.0	06/04/2010	CONSTRUCTION OF THE NEW PUMPING STATION OF THE TUXPAN-MEXICO PIPELINE	AWARDED	ABENGOA MÉXICO S.A. DE C.V.
Note: For further information on these and other tenders, consult www.compranet.gob.mx.
Gas and Basic Petrochemicals

Gas Processing	During the first quarter of 2010, total onshore natural gas processing increased by 4.9%, mainly due to higher availability of sour wet gas in the marine regions, which increased by 3.3%. Additionally, sweet wet gas processing increased by 10.2%, due to the incorporation of new wells in the north of Mexico.

As a result, dry natural gas production increased by 5.2%, and natural gas liquids production increased by 2.5%.
PEMEX Unaudited Financial Results Report as of March 31, 2010

PEMEX	Corporate Finance Office — Investor Relations
Table S12
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Natural gas processed and dry gas production

	First quarter (Jan.-Mar.)
	2009	2010	Change
	(MMcfd)
On-shore gas processed	4,355	4,568	4.9%	212
Sour wet gas	3,345	3,454	3.3%	109
Sweet wet gas	1,011	1,114	10.2%	103

Production
Dry natural gas	3,503	3,683	5.2%	180
Natural gas liquids (Mbd)(1)	378.09	387.44	2.5%	9

(1)	Includes condensates and other streams to fractionating process.
Note: Numbers may not total due to rounding.

Xalapa bypass	Advancements in the construction of 22km of 48” natural gas pipeline bypass to the city of Xalapa, Veracruz from the Emiliano Zapata compression station, included the following as of March 31, 2010:

• overhauling of 20.9 km of rights of way;

• transportation and installation of 19.7 km of pipeline

As of March 31, 2010, the construction of the pipeline bypass has been 45.4% completed. The project was expected to be completed by April 2010, but because of drawbacks at the construction site, this date has been postponed.

Poza Rica GPC	The project to expand capacity at the Poza Rica Gas Processing Center (GPC) includes the construction of a cryogenic plant with a capacity of 200 MMcfd, in order to process sweet wet gas from the ATG project. As of March 31, 2010, the main results of the project were:

• conclusion of the basic engineering study;

• advancement of 37% in the detailed engineering study;

• placing of 100% of the purchase orders for critical equipment (electrical equipment, cooling spheres, turbocompressors, cold boxes, separation columns)

• continuation of field compaction; and

• advancement of 60% in the construction of operating platforms.

The total estimated investment in this project for the 2009-2011 period amounts to Ps. 4.2 billion. This amount was adjusted in Ps 0.3 billion as compared to the fourth quarter of 2009 report due to new economies as a result of a revision of the original project.

PEMEX Unaudited Financial Results Report as of March 31, 2010

PEMEX	Corporate Finance Office — Investor Relations

Nuevo PEMEX Cogeneration	The cogeneration project at the Nuevo PEMEX GPC is the first high-caliber cogeneration project devoted to supply steam and electricity to that GPC, and to provide surplus electricity to other working centers.

As of March 31, 2010, the main results of this project were the following:

• completion of land clearing, topographic and geotechnical studies related with the field and access roads;

• initiation of structural work in the areas where heat recovery equipment will be located;

• allocation of purchase orders for an electric substation and a potency transformer;

• continuation of topographic and soil mechanics studies relating to development of the transmission system.
Tenders
The main tenders conducted by Pemex-Gas and Basic Petrochemicals during the first quarter of 2010 were:
Table S13
Main Tenders
Pemex-Gas and Basic Petrochemicals

	Amount	Announced/awarded
Tender number	US$MM	date	Description	Status	Awarded to:
18577001-010-09	237.6	21-Jan-10	HEAT RECOVERY EQUIPMENT	AWARDED	CERREY, S.A. DE C.V.
Note: For further information on these and other tenders, consult www.compranet.gob.mx.
Petrochemicals

Production	During the first quarter of 2010, total petrochemicals production decreased by 6.7%, from 1,140 to 1,064 thousand tons (Mt). This decrease was primarily due to:

• a decrease in production of methane derivatives, particularly ammonia, due to nonscheduled maintenance activity in the Ammonia VI plant of the Cosoleacaque Petrochemical Complex;

• a decrease in production of aromatics and derivatives, primarily due to decreased production of high-octane hydrocarbons, as a result of a change in the production scheme for imported naphta; and

• an increase in the production of ethane derivatives, particularly ethylene oxide and vinyl chloride.
PEMEX Unaudited Financial Results Report as of March 31, 2010

PEMEX	Corporate Finance Office — Investor Relations
Table S14
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Net production of petrochemicals

	First quarter (Jan.-Mar.)
	2009	2010	Change
	(Mt)
Total production	1,140	1,064	-6.7%	(76)

Methane derivatives
Ammonia	242	212	-12.5%	(30)
Ethane derivatives
Ethylene	17	10	-37.5%	(6)
Ethylene oxide	44	62	42.8%	19
Low density polyethylene	76	65	-14.3%	(11)
High density polyethylene	48	45	-5.4%	(3)
Linear low density polyethylene	62	55	-10.5%	(6.5)
Vinyl chloride	45	62	38.1%	17
Aromatics and derivatives
Styrene	24	26	7.8%	2
Toluene	15	22	44.8%	7
Xylenes	19	23	23.0%	4
High octane hydrocarbon	118	86	-27.3%	(32)
Others(1)	431	396	-8.3%	(36)

(1)	Includes glycols, heavy reformed, oxygen, hydrogen, nitrogen, chlorhydric acid, muriatic acid, hexane, heptanes, benzene, carbon dioxide, TX liquids, amorphous gasoline, heavy naphtha, butadiene and others. Figures exclude long residue.
Note: Numbers may not total due to rounding.

Infrastructure Projects	As of March 31, 2010, physical construction on the project to modernize and increase the capacity of the aromatics train at the Cangrejera Petrochemical Complex (PC) was 9.3% complete. The modernized aromatics train is expected to begin operations in 2012.

In the same way, physical construction of the first stage of the project to expand the capacity of the ethylene oxide plant in the Morelos PC was 99.6% complete.

Tenders	During the first quarter of 2010 Pemex-Petrochemicals did not announce or award any tenders with a value greater than Ps. 100 million.

International Trade[3]

Crude Oil	During the first quarter of 2010, the volume of crude oil exports decreased by 1.9% as compared to the same quarter of 2009, from 1,279 to 1,255 Mbd, primarily as a result of lower crude oil production.

Approximately 80.0% of total crude oil exports was composed of heavy crude oil (Maya and Altamira); the remainder consisted of light and extra-light crude oil (Isthmus and Olmeca).

PEMEX exported 78.6% of its total crude oil exports to the United States of America, while the remaining 21.4% was distributed among Europe (13.8%), the rest of the Americas (2.7%) and the Far East (4.9%).

The weighted average export price of the Mexican crude oil basket increased by 81.6%, from US$39.4 to US$71.5.

[3]	According to data provided by P.M.I.®, except natural gas.
PEMEX Unaudited Financial Results Report as of March 31, 2010

PEMEX	Corporate Finance Office — Investor Relations

Dry Gas	During the first quarter of 2010, dry gas exports decreased, from 64 to 49 MMcfd, and dry gas imports increased from 395 to 434 MMcfd, primarily due to higher demand from the country’s electricity sector.

Petroleum products and Petrochemicals	During the first quarter of 2010, exports of petroleum products decreased from 269 to 214 Mbd, primarily due to decreased exports of long residue as a result of the shut-down of the processing residual plant at Cangrejera; which was partially offset by an increase in fuel oil exports. Petroleum products imports increased from 452 to 570 Mbd, primarily due to increased gasoline and diesel purchases as a result of lower production and domestic demand.

By volume, the main petroleum product exported during the first quarter of 2010 was fuel oil, while the main imported products were gasoline and diesel as a result of decreased production and increased internal demand respectively.

Petrochemical exports increased from 125 to 186 Mt, primarily due to increased sulfur[4] and benzene sales. In addition, petrochemical imports decreased from 138 to 93 Mt, primarily as a result of increased methanol and isobutene purchases.

By volume, the main petrochemicals exported during the first quarter of 2010, were sulfur and ethylene; the main petrochemicals imported were ammonia, methanol and isobutene.
Table S15
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
International Trade(1)

	First quarter (Jan.-Mar.)
	2009	2010	Change
Exports

Crude oil (Mbd)	1,279	1,255	-1.9%	(24)
Heavy	1,175	1,004	-14.5%	(171)
Light	7	60	784.6%	53
Extra-light	97	191	95.6%	93
Average price (US$/b)	39.4	71.5	81.6%	32.1

Dry natural gas (MMcfd)	64	49	-23.8%	(15)
Petroleum products (Mbd)	269	214	-20.7%	(56)
Petrochemicals (Mt)	125	186	48.6%	61

Imports
Dry natural gas (MMcfd)	395	434	9.7%	38
Petroleum products (Mbd)(2)	452	570	26.3%	119
Petrochemicals (Mt)	138	93	-32.1%	(44)

(1)	Source: P.M.I.® except dry natural gas.

(2)	Includes 70 Mbd and 78 Mbd of LPG for the first quarter of 2009 and 2010, respectively.
Note: Numbers may not total due to rounding.

[4]	Sulfur is included as a petrochemical product for categorization purposes only.
PEMEX Unaudited Financial Results Report as of March 31, 2010

PEMEX	Corporate Finance Office — Investor Relations
Industrial Safety, Environmental Protection and Social Development

Industrial Safety	During the first quarter of 2010, the frequency index of industrial accidents decreased 0.11 units, as compared to the first quarter of 2009, to 0.31 incapacitating accidents per million man-hours worked (MMhw). Similarly, the severity index decreased 10 units to 8.4 days lost per MMhw. The improvements in both indexes are primarily explained by the reinforcement of PEMEX-SSPA[5], which implements several tools to decrease accidents occurrence, among them, (i) effective audits on critical processes; (ii) operational discipline on high-risk processes; (iii) analysis of labor safety; and (iv) analysis of recurring incidents.

Environmental Protection	During the first quarter of 2010, the sulfur oxide emissions index decreased to 2.16 tons per thousand tons (t/Mt), 0.68 units fewer as compared to the first quarter of 2009, primarily due to lower sour gas recovery by Pemex — Exploration and Production, and sulfur recovery in the National Refining System[6].
Table S16
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Industrial safety and environmental protection

	First quarter (Jan.-Mar.)
	2009	2010	Change

Selected indexes
Frequency index (1)	0.62	0.33	-46.8%	(0.29)
Severity index (2)	41.0	23.0	-43.9%	(18.00)
Sulfur oxide emissions (t/Mt)	2.15	2.53	17.7%	0.38
Reused water / Use and management	0.03	0.06	100.0%	0.03

(1)	PEMEX incapacitating work accidents frequency index per million man-hours of risk exposure. Quarterly figures include information for the last month of the period.

(2)	PEMEX incapacitating work accidents severity index measures the number of days lost to incapacitating work accidents. Quarterly figures include information for the last month of the period.

Note:	Numbers may not total due to rounding.

[5]	The frequency index is the number of accidents that result in incapacitating injuries per MMhw of risk exposure during the relevant period. An incapacitating accident is a sudden or unexpected event that provokes a bodily injury, functional disability or death, immediately or at later time, while working or as a result of work. Risk exposure man hours are the number of hours worked by all personnel, inside or outside of working facilities, during and outside standard working hours, including overtime hours. The “severity index” is the number of days lost per MMhw of risk exposure during the relevant period. Lost days are those missed due to medical incapacity as a result of work accident injuries or rewarded as compensation for partial, total or permanent incapacity, or for death.

[6]	Average sulfur oxide emissions (SOX) by thousand tons.
PEMEX Unaudited Financial Results Report as of March 31, 2010

PEMEX	Corporate Finance Office — Investor Relations
If you would like to contact Investor Relations, please call or send an e-mail to:

Telephone:	(52 55) 1944 9700
Voice mail:	(52 55) 1944 2500 ext. 59412
ri@dcf.pemex.com
If you would like to be included in our distribution list, please access www.ri.pemex.com and then “Distribution List”.
PEMEX’s e-mails were modified since April 19, 2010. The new Investor Relations Office’s e-mails are the following:

Celina Torres Mario Luis Fuentes celina.torres@pemex.com	Mario Luis Fuentes mario.luis.fuentes@pemex.com

Carmina Moreno carmina.moreno@pemex.com	Guillermo Regalado guillermo.regalado@pemex.com

Cristina Arista cristina.delia.arista@pemex.com	Paulina Nieto paulina.adriana.nieto@pemex.com

Antonio Murrieta antonio.murrieta@pemex.com
PEMEX is Mexico’s national oil and gas company. Created in 1938, it is the exclusive producer of Mexico’s oil and gas resources. The operating subsidiary entities are Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals. The principal subsidiary company is PMI Comercio Internacional, S.A. de C.V., Pemex’s international trading arm.
Convenience translations into US dollars of amounts in pesos for the Balance Sheet have been made at the established exchange rate, at March 31, 2010, of Ps. 12.3306 = US$1.00; other translations into US dollars of amounts in pesos have been made at the average exchange rates of Ps. 12.7928 = US$1.00 for the first quarter of 2010. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.
This report contains forward-looking statements. We may also make written or oral forward-looking statements in our periodic reports to the Comisión Nacional Bancaria y de Valores (Mexican National Banking and Securities Commission, or CNBV) and the U.S. Securities and Exchange Commission (SEC), in our annual report, in our offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties.

We may include forward-looking statements that address, among other things, our:
•	drilling and other exploration activities;

•	import and export activities;

•	projected and targeted capital expenditures and other costs, commitments and revenues; and liquidity, etc..
Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:
•	changes in international crude oil and natural gas prices;

•	effects on us from competition;

•	limitations on our access to sources of financing on competitive terms;

•	significant economic or political developments in Mexico;

•	developments affecting the energy sector; and

•	changes in our regulatory environment.
Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise. These risks and uncertainties are more fully detailed in PEMEX’s most recent Form 20-F filing, as amended, with the SEC (www.sec.gov) and the PEMEX prospectus filed with the CNBV and available through the Mexican Stock Exchange (www.bmv.com.mx). These factors could cause actual results to differ materially from those contained in any forward-looking statement.
The SEC permits flings of oil and gas companies to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this document, such as total reserves, probable reserves and possible reserves, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. Investors are urged to consider closely the disclosure in our Form 20-F “File No. 0-99”, available from us at www.pemex.com or Marina Nacional 329, Floor 38, Col. Huasteca, Mexico City 11311 or at (52 55) 1944 9700. You can also obtain this Form from the SEC ‘s website, www.sec.gov. Investors are also welcome to review the annual report to the CNBV, available at www.pemex.com.
EBITDA is a non-US GAAP measure.
PEMEX Unaudited Financial Results Report as of March 31, 2010

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos
By:	/s/ Arturo Delpech del Ángel
	Name:	Arturo Delpech del Ángel
	Title:	Associate Managing Director of Finance
Date: May 21, 2010
FORWARD-LOOKING STATEMENTS
This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:
•	drilling and other exploration activities;
•	import and export activities;
•	projected and targeted capital expenditures and other costs, commitments and revenues; and
•	liquidity.
Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:
•	changes in international crude oil and natural gas prices;
•	effects on us from competition;
•	limitations on our access to sources of financing on competitive terms;
•	significant economic or political developments in Mexico;
•	developments affecting the energy sector; and
•	changes in our regulatory environment.
Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.